Exhibit 99.1

VIQ Solutions Announces Third Quarter 2023 Financial Results

PHOENIX, AZ, November 10, 2023 - VIQ Solutions Inc. (“VIQ” or the “Company”) (TSX), a global provider of secure, AI-driven, digital voice and video capture technology and transcription services, today announces its unaudited financial results for the third quarter ending September 30, 2023. Results are reported in US dollars and prepared in accordance with International Financial Reporting Standards (“IFRS”).

“The third quarter represents the last comparable quarter against the prior Queensland Courts Department of Justice and Attorney General (“DJAG”) contracts which created challenges in comparative metrics throughout 2023. The industry labor shortages that affected the quarter, particularly in Australia, are being managed but created significant challenges in the quarter for both acceleration of revenue and abatements that impacted our bottom line. These challenges are now largely under control and the implementation of the NetScribe aiAssist platform is expected to reduce the labor risk in the coming years. Excluding the DJAG contract and the impact of foreign exchange, VIQ would have reported positive year-to-date revenue growth of 1.2% over the comparative period in 2022” said VIQ CEO Sebastien Pare.

Mr. Pare continued, “Demand is high for our AI-enabled transcription and translation technologies to convert complex multi-speaker events, such as court hearings, police interviews, and depositions into formatted and usable content. This is confirmed by the backlog that represented approximately 45 days of law enforcement work. While certain challenges have limited our ability to fully recognize this backlog, our bookings remain strong, and evidence of recovery underscores the resilience in the industry and of VIQ.”

The migration of Courts and Law Enforcement customers in Australia is underway with completion expected in Q1 of 2024. This is expected to improve efficiencies across the organization and result in an increase in margins. These efficiencies, along with the cost reductions associated with delisting from NASDAQ and the ongoing operational optimization taking place, will further improve our future operating performance and Adjusted EBITDA.

Mr.Pare continued, “Investments in technology have resulted in a favorable pivot to a higher percentage of bookings and pipeline in our Software as a service (“SaaS”) and Platform as a service solutions. As these bookings begin recurring billing, this will also favorably impact the margins associated with our booked growth.”

“While the economic conditions resulting in labor shortages have certainly slowed our cadence, VIQ is focused on using technology, VIQ’s strategy of NetScribe AI-enabled platform to enable our segments, including VIQ, resolve the backlog and speed the document creation process. This reduces risk in the long term and accelerates our migrations to AI-enabled solutions we are bringing to market,” said Susan Sumner, VIQ’s President and Chief Operating Officer.

Highlights from the quarter are as follows:

Third Quarter 2023 Operational Highlights

•	Revenue and margins decreased in Q3 mainly due to the previously announced contract changes to Queensland DJAG.
•	Commenced migrations of Australian court customers to NetScribe in Q3, which is expected to improve gross margins in 2024.
•	Gains seen in the insurance vertical with new US client that ranks in the Top 5.
•	Client transition to AI-only drafts is helping to solve capacity challenges.
•	Capacity recovery and expansion led to growth in revenue and margins in the U.S. legal and criminal justice verticals versus the prior year third quarter.
•	Australia’s market demand remains strong while it also continues to be impacted by capacity challenges.
•	Gross margin reductions in Australia are expected to be temporary due to aggressive capacity onboarding and training costs.
•	Q3 Bookings[1] remain strong at $932K, demonstrating continued demand despite capacity challenges.
•	Early success from initial AU migrations shows a 50% improvement in gross margin percentage.
•	Increase in AI-only SaaS sales being driven by domain-specific trained AI models.

Third Quarter 2023 Financial Highlights

•	Revenue of $10.1 million, a decrease of $1.7 million, or 14%, compared to the same period of the prior year, was primarily due to the expected change in the DJAG contract and the weakening Australian dollar and British pound sterling. For the three months ended September 30, 2023, revenue was negatively impacted by approximately $0.3 million due to the weakening Australian dollar in comparison to the US dollar. Excluding the DJAG contract change and the impact of foreign exchange, the Company would have reported positive year-to-date revenue growth over a comparative period in 2022 of 1.2%.
•	Gross profit was $4.3 million, or 42.9% of revenue, compared to $5.6 million, or 47.3% of revenue during the same period of the prior year. The decrease in gross margin was primarily due to the expected reduction in volumes from the high-margin DJAG contract that ended in 2022. Additionally, for the three months ended September 30, 2023, the gross margin was negatively impacted by approximately $0.1 million due to the weakening Australian dollar and British pound sterling in comparison to the US dollar. Excluding the DJAG contract change and the impact of foreign exchange, the Company would have reported the same gross margin percentage as the prior-year quarter.
•	Net loss of $4.4 million, or $0.11 per diluted share, versus a net loss of $1.3 million, or $0.04 per diluted share in the same prior year period.
•	Adjusted EBITDA[1] deficit of $1.4 million, versus Adjusted EBITDA deficit of $0.6 million in the same prior period. The increase in Adjusted EBITDA deficit was primarily due to the decreased gross margin reported above, as a result of the expected change in the DJAG contract, and the negative impact of foreign exchange, partially offset by decreased selling and administrative expenses.

1 Represents a non-IFRS measure. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Management believes non-IFRS measures, including Adjusted EBITDA, provide supplementary information to IFRS measures used in assessing the performance of the Company’s business. Please refer to the "Non-IFRS Measures" section below and the reconciliations of the non-IFRS financial measures to their most directly comparable IFRS financial measures in the tables at the end of this press release.

“Improving VIQ’s EBITDA performance is a top priority. We launched a restructuring plan earlier this year targeting a reduction of selling and administrative expenses of between $2 million to $2.5 million over the next 12 months. We are also implementing a series of measures aimed at improving EBITDA performance, including improved margin attainment from volumes being migrated on NetScribe and domain-specific  trained AI models and continued offshoring.” said Alexie Edwards, VIQ’s Chief Financial Officer.

A copy of the Company’s Interim Condensed Financial Statements for the three and nine months ended September 30, 2023 and 2022 (unaudited) will be available under the Company’s profile on SEDAR+ at www.sedarplus.ca.

Conference Call Details

VIQ will host a conference call and webcast to discuss its third quarter 2023 financial results on November 13, 2023, at 11:00 a.m. (Eastern Time). The call will consist of updates by Sebastien Paré, VIQ’s Chief Executive Officer, Alexie Edwards, VIQ’s Chief Financial Officer, and Susan Sumner, VIQ’s President and Chief Operating Officer, followed by a question-and-answer period.

Investors may access a live webcast of the call on the Company’s website at www.viqsolutions.com/investors or by dialing 1-888-440-4052 (North America toll-free) or +1-646-960-0827 (international) to be connected to the call by an operator using conference ID number 4983233. Participants should dial in at least 10 minutes prior to the start of the call.

A replay of the webcast will be available on the Company’s website through the same link approximately one hour after the conference call concludes.

For additional information:

Media Contact:

Tim Johnson

VIQ Solutions

Email: marketing@viqsolutions.com

For more information about VIQ, please visit viqsolutions.com.

About VIQ Solutions

VIQ Solutions is a global provider of secure, AI-driven, digital voice and video capture technology and transcription services. VIQ offers a seamless, comprehensive solution suite that delivers intelligent automation, enhanced with human review, to drive transformation in the way content is captured, secured, and repurposed into actionable information. The cyber-secure, AI technology and services platform are implemented in the most rigid security environments including criminal justice, legal, insurance, government, corporate finance, media, and transcription service provider markets, enabling them to improve the quality and accessibility of evidence, to easily identify predictive insights and to achieve digital transformation faster and at a lower cost.

Forward-looking Statements

Certain statements included in this press release constitute forward-looking statements or forward-looking information (collectively, “forward-looking statements”) under applicable securities legislation. Such forward-looking statements or information are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes.

Forward-looking statements (typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", "project" or similar words, including negatives thereof, suggesting future outcomes or that certain events or conditions “may” or “will” occur). These statements are only predictions. Forward-looking statements in this press release include but are not limited to statements with respect to the benefits of the implementation of the NetScribe aiAssist platform, the migration of Courts and Law Enforcement customers in Australia, margins associated with the Company’s booked growth, the Company’s priorities and the conference call to discuss the Company’s third quarter 2023 results1.

Forward-looking statements are based on several factors and assumptions which have been used to develop such statements, but which may prove to be incorrect. Although VIQ believes that the expectations reflected in such forward-looking statements are reasonable, undue reliance should not be placed on forward-looking statements because VIQ can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions that may be identified in this press release, assumptions have been made regarding, among other things, recent initiatives, cost savings from workforce optimization, cost reductions from the Company’s workflow solutions, and that sales and prospects may increase revenue]. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions that have been used.

Forward-looking statements are necessarily based on a number of opinions, assumptions and estimates that while considered reasonable by the Company as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions, and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements, including but not limited to the factors described in greater detail in the “Risk Factors” section of the Company’s annual report and in the Company’s other materials filed with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission from time to time, available at www.sedarplus.com and www.sec.gov, respectively.

These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully. Such estimates and assumptions may prove to be incorrect or overstated. The forward-looking statements contained in this press release are made as of the date of this press release and the Company expressly disclaims any obligations to update or alter such statements, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.

VIQ Solutions Inc.

Consolidated Statements of Financial Position

(Expressed in United States dollars, Unaudited)

	September 30, 2023	December 31, 2022
Assets
Current assets
Cash	$1,733,477	$1,657,571
Trade and other receivables, net of allowance for doubtful accounts	5,002,727	5,305,728
Income tax recoverable	27,538	104,670
Inventories	33,874	37,807
Other current assets	1,969,760	2,050,661
	8,767,376	9,156,437
Non-current assets
Restricted cash	246,251	463,743
Property and equipment	1,072,141	1,432,133
Right-of-use assets, net	607,455	1,058,600
Intangible assets, net	8,498,527	10,731,917
Goodwill	11,779,054	12,047,048
Deferred tax assets	–	655,004
Total assets	$30,970,804	$35,544,882

Liabilities
Current liabilities
Trade and other payables and accrued liabilities	$7,370,371	$5,937,880
Income tax payable	25,610	45,212
Share-based payment liability	23,910	31,487
Derivative warrant liability	161,169	290,712
Current portion of long-term debt	188,584	8,634,258
Current portion of lease obligations	308,458	487,673
Contract liabilities	1,895,578	1,745,415
	9,973,680	17,172,637
Non-current liabilities
Deferred tax liability	373,692	868,643
Long-term debt	10,521,271	19,812
Long-term lease obligations	411,913	718,575
Other long-term liabilities	1,058,464	1,121,805
Total liabilities	22,339,020	19,901,472

Shareholders' Equity
Capital stock	76,228,950	74,690,527
Contributed surplus	8,649,766	5,892,192
Accumulated other comprehensive loss	(1,125,117)	(1,214,354)
Deficit	(75,121,815)	(63,724,955)
Total shareholders’ equity	8,631,784	15,643,410
Total liabilities and shareholders' equity	$30,970,804	$35,544,882

VIQ Solutions Inc.

Consolidated Statements of Loss and Comprehensive Loss

(Expressed in United States dollars, Unaudited)

	Three months ended September 30		Nine months ended September 30
	2023	2022	2023	2022
Revenue	$10,102,827	$11,785,713	$30,674,291	$35,662,349

Cost of Sales	5,770,743	6,208,528	17,279,369	18,501,913
Gross Profit	4,332,084	5,577,185	13,394,922	17,160,436

Expenses
Selling and administrative expenses	5,495,347	5,960,010	16,262,292	18,628,758
Research and development expenses	186,769	164,849	520,734	642,291
Stock-based compensation	54,974	681,193	893,101	2,173,969
Gain on revaluation of options	–	–	–	(1,063,662)
Gain on revaluation of RSUs	(50,103)	(137,224)	(170,091)	(445,682)
Gain on revaluation of the derivative warrant liability	(543,114)	(2,477,746)	(408,600)	(3,524,526)
Foreign exchange (gain) loss	43,287	(151,354)	689,575	597,209
Depreciation	209,755	156,916	619,310	432,483
Amortization	1,042,071	1,115,721	3,478,045	3,219,135
Interest expense	343,882	234,892	996,974	815,733
Accretion and other financing costs	742,933	466,316	1,147,219	755,596
(Gain) loss on contingent consideration	–	11,807	(10,389)	107,879
Impairment of goodwill and intangible assets	–		157,464	–
Loss on extinguishment of debt	–	747,865	–	747,865
Restructuring costs	474,597	134,582	531,463	303,690
Business acquisition costs	–	23,339	–	418,856
Other income	(12,031)	(170)	(21,438)	(899)
Total expenses	7,988,367	6,930,996	24,685,659	23,808,695

Current income tax expense (recovery)	7,990	(97,827)	(32,101)	74,815
Deferred income tax expense (recovery)	714,743	73,956	138,224	(185,081)
Income tax expense (recovery)	722,733	(23,871)	106,123	(110,266)
Net loss for the period	$(4,379,016)	$(1,329,940)	$(11,396,860)	$(6,537,993)
Exchange gain (loss) on translation of foreign operations	(328,952)	(823,213)	89,237	(859,718)
Comprehensive loss for the period	$(4,707,968)	$(2,153,153)	$(11,307,623)	$(7,397,711)

Net loss per share
Basic	(0.11)	(0.04)	(0.32)	(0.21)
Diluted	(0.11)	(0.04)	(0.32)	(0.21)
Weighted average number of common shares outstanding – basic	38,804,967	32,749,800	36,078,834	30,854,262
Weighted average number of common shares outstanding – diluted	38,804,967	32,749,800	36,078,834	30,854,262

VIQ Solutions Inc.

Reconciliation of Non-IFRS Measures

(Expressed in United States dollars) (Unaudited)

The following is a reconciliation of Net Loss to Adjusted EBITDA, the most directly comparable IFRS measure for the three and nine months ended September 30, 2023, and 2022:

	Three months ended September 30		Nine months ended September 30
(Unaudited)	2023	2022	2023	2022
Net Loss	$(4,379,016)	$(1,329,940)	$(11,396,860)	$(6,537,993)
Add:
Depreciation	209,755	156,916	619,310	432,483
Amortization	1,042,071	1,115,721	3,478,045	3,219,135
Interest expense	343,882	234,892	996,974	815,733
Current income tax expense (recovery)	7,990	(97,827)	(32,101)	74,815
Deferred income tax expense (recovery)	714,743	73,956	138,224	(185,081)
EBITDA	(2,060,575)	153,718	(6,196,408)	(2,180,908)
Accretion and other financing costs	742,933	466,316	1,147,219	755,596
Loss on extinguishment of debt	-	747,865	-	747,865
Gain on revaluation of options	-	-	-	(1,063,662)
Gain on revaluation of RSUs	(50,103)	(137,224)	(170,091)	(445,682)
Gain on revaluation of the derivative warrant liability	(543,114)	(2,477,746)	(408,600)	(3,524,526)
Impairment of goodwill and intangible assets	-	-	157,464	-
Restructuring costs	474,597	134,582	531,463	303,690
Business acquisition costs	-	23,339	-	418,856
Other Income	(12,031)	(170)	(21,438)	(899)
Stock-based compensation	54,974	681,193	893,101	2,173,969
Foreign exchange (gain) loss	43,287	(151,354)	689,575	597,209

Adjusted EBITDA	$(1,350,032)	$(559,481)	$(3,377,715)	$(2,218,492)

Non-IFRS Measures

The Company prepares its financial statements in accordance with IFRS. Non-IFRS measures are provided by management to provide additional insight into our performance and financial condition. VIQ believes non-IFRS measures are an important part of the financial reporting process and are useful in communicating information that complements and supplements the consolidated financial statements. Adjusted EBITDA and Bookings are not measures recognized by IFRS and do not have standardized meanings prescribed by IFRS. Therefore, Adjusted EBITDA and Bookings may not be comparable to similar measures presented by other issuers. Investors are cautioned that Adjusted EBITDA should not be construed as an alternative to net income (loss) as determined in accordance with IFRS.

To evaluate the Company’s operating performance as a complement to results provided in accordance with IFRS, the term “Adjusted EBITDA” refers to net income (loss) before adjusting earnings for stock-based compensation, depreciation, amortization, interest expense, accretion, and other financing expense, (gain) loss on revaluation of options, (gain) loss on revaluation of restricted share units, gain (loss) on revaluation of derivative warrant liability, restructuring costs, (gain) loss on revaluation of conversion feature liability, loss on repayment of long-term debt, business acquisition costs, impairment of goodwill and intangibles, other expense (income), foreign exchange (gain) loss, current and deferred income tax expense. We believe that the items excluded from Adjusted EBITDA are not connected to and do not represent the operating performance of the Company.

We believe that Adjusted EBITDA is useful supplemental information as it provides an indication of the results generated by the Company’s main business activities prior to taking into consideration how those activities are financed and taxed as well as expenses related to stock-based compensation, depreciation, amortization, impairment of goodwill and intangibles, other expense (income), and foreign exchange (gain) loss. Accordingly, we believe that this measure may also be useful to investors in enhancing their understanding of the Company’s operating performance.

We calculate “Bookings” for a given period as the estimated contract value (for services tied to volume) of our recurring client contracts entered into during the period from (i) new clients and (ii) net upgrades by existing clients within the same workload, plus the actual (not annualized) estimated value of professional services consulting, advisory or project-based orders received, software licenses, subscriptions, SaaS, and hardware during the period.

Recurring client contracts are any contracts entered into on a multi-year or month-to-month basis, excluding any professional services contracts for consulting, advisory, or project-based work, software licenses, and hardware.

We use Bookings to measure the amount of new business generated in a period, which we believe is an important indicator of new client acquisition and our ability to cross-sell new services to existing clients. Bookings are also used by management as a factor in determining performance-based compensation for our sales force. While we believe Bookings, in combination with other metrics, are an indicator of our near-term future revenue opportunity, it is not intended to be used as a projection of future revenue. Booking information is a non-IFRS measure, that involves judgments, estimates, and assumptions, which does not have a standard industry definition. Our calculation of Bookings may differ from similarly titled metrics presented by other companies.

Trademarks

This press release includes trademarks, such as “NetScribe”, which are protected under applicable intellectual property laws and are the property of VIQ. Solely for convenience, our trademarks referred to in this press release may appear without the ® or TM symbol, but such references are not intended to indicate, in any way, that we will not assert our rights to these trademarks, trade names, and services marks to the fullest extent under applicable law. Trademarks that may be used in this press release, other than those that belong to VIQ, are the property of their respective owners.